AYA GOLD & SILVER INC. (the “Corporation”)
Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 ¾ Continuous Disclosure Obligations ("NI 51-102")
Following the annual meeting of shareholders of the Corporation held on June 12, 2026 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results as tabulated. Accordingly, there were 72,780,231 common shares present or represented at the meeting or 50.77% of the 143,349,749 common shares issued and outstanding on April 23, 2026, being the record date for the Meeting.
Election of Directors
Based on the proxies received by the Corporation and the votes on a show of hands, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

RESOLUTION No. 1 Name of Nominee	Votes cast FOR	Percentage (%) of votes cast FOR	Votes AGAINST	Percentage (%) of votes cast AGAINST
1. Annie Torkia Lagacé	65,713,943	99.96%	27,314	0.04%
2. Benoit La Salle	58,450,478	88.91%	7,290,779	11.09%
3. Yves Bonin	65,703,881	99.94%	37,376	0.06%
4. Eloïse Martin	63,459,815	96.53%	2,281,440	3.47%
5. Ghislane Guedira	61,669,638	93.81%	4,071,619	6.19%
6. John Burzynski	65,722,913	99.97%	18,344	0.03%
7. Krystal Ramsden	65,684,250	99.91%	57,007	0.09%
8. Yves Grou	61,073,113	92.90%	4,668,142	7.10%
Appointment and Remuneration of Auditors
Based on the proxies received by the Corporation and the votes on a show of hands, KPMG LLP, Chartered Professional Accountants, was appointed as independent auditors of the Corporation for the ensuing year and the directors are authorized to fix their remuneration, with the following results:

RESOLUTION No. 2	Votes cast FOR	Percentage (%) of voted cast FOR	Votes WITHHELD	Percentage (%) of voted cast WITHHELD
Appointment and Remuneration of Auditors	72,709,627	99.90%	70,604	0.10%

Advisory Resolution on Executive Compensation

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the approval of an advisory and non-binding resolution accepting the Corporation’s approach to executive compensation, the results on this matter were as follows:

RESOLUTION No. 3	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Advisory Resolution on Executive Compensation	62,291,846	94.75%	3,449,411	5.25%